UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

SEC FILE NUMBER
0-24002

CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One):     ☒  Form 10-K                 ☐  Form 20-F       ☐  Form 11-K         ☐  Form 10D
☐   Form 10-Q                 ☐  Form N-SAR   ☐  Form N-CSR

For Period Ended:	December 31, 2009

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended:	n/a

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the
notification relates:	n/a

PART I – REGISTRANT INFORMATION

Central Virginia Bankshares, Inc.
Full Name of Registrant

n/a
Former Name if Applicable

2036 New Dorset Road, Post Office Box 39
Address of Principal Executive Office (Street and Number)

Powhatan, Virginia 23139
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) (c)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or  portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Although the management of Central Virginia Bankshares, Inc.  (the “Company”) has been working diligently to complete all the required information for its annual report on Form 10-K for the year ended December 31, 2009, and a substantial part of such information has been completed as of this date, the Company was unable, without unreasonable effort or expense, to complete the financial statements and other disclosures for the Form 10-K on or before March 31, 2009. Finalizing the Company’s annual financial statements for the year ended December 31, 2009 has required more time than in prior years due to resource limitations and issues related to assessing the appropriateness of the Company’s allowance for loan losses, its deferred taxes, and impairment of the Company’s Collateralized Debt Obligation securities (the “CDO's”).

The Company’s reporting resources have been constrained by the recent departure of one of its key financial reporting employees. The Company will conduct a search for a new financial reporting employee but has yet not begun the process at this time.

The Company is in the process of assessing the appropriate level of its allowance for loan losses in light of the deterioration of the economy in general, as well the continuing depressed condition of the real estate markets in which the Company conducts its business.  In addition, the Company is in the process of determining the need for and the appropriateness of a valuation allowance for its deferred tax assets.  The Company has not concluded its assessment of the appropriate level of the allowance for loan losses or a deferred tax valuation allowance, if any.  The Company has also not completed its assessment of the reasonableness and extent of any other than temporary impairment to the CDO's.

Specifically, the Company has determined that, in light of the challenging market conditions, it must: (1) perform additional detailed reviews of many of the individual loans in its loan portfolio to determine to what extent impairment exists and what adjustments are necessary to maintain an allowance for loan losses sufficient to absorb potential future losses inherent in the portfolio and (2) analyze its year-end income tax computations, including a review and determination of the necessity of a deferred tax valuation allowance and (3) verifying the fair value evaluation and the extent of impairment of the CDO's for other than temporary impairment.

Each of these analyses is ongoing at this time.

The Company intends to file its Form 10-K on or before April 15, 2010.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles F. Catlett, III	804	403-2002
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

 ☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a net loss for fiscal 2009 of approximately $9.2 million, primarily due to non-cash charges involving additions to the allowance for loan losses and additional impairment charges. This compares to a net loss of $9.6 million for fiscal 2008.  The loss for 2009 is primarily a result of an estimated provision for loan losses of $9.5 million and an estimated other-than-temporary impairment (“OTTI”) charge of $6.7 million on collateralized debt obligation securities classified as available-for-sale. The loss for 2008 was primarily attributable to the Company’s recordation of an $18.9 million non-cash charge, net of tax benefit of $6.4 million, related to perpetual preferred stock issued by Fannie Mae and Freddie Mac and the effect of the write-off of a $1 million debt security resulting from the bankruptcy filing of Lehman Brothers Holding, Inc.

When reported, actual results for December 31, 2009 may, or may not, reflect a larger net loss than is estimated above.

Net interest income, non-interest income and non-interest expense for the year ended December 31, 2009 should not differ significantly from the year ended December 31, 2008.

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations and involve risks and uncertainties that could cause actual results and events to differ materially from those described in the statements. The words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Factors that could cause results to differ materially from current expectations include those referenced in the Company’s Form 10-K for the year ended December 31, 2008 or subsequent SEC filings. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.

CENTRAL VIRGINIA BANKSHARES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2010	By:	/s/ Charles F. Catlett, III
Charles F. Catlett, III
Senior Vice President and
Chief Financial Officer

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).